Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 6, 2020

Relating to Preliminary Prospectus dated August 3, 2020

Registration No. 333-239938

This free writing prospectus relates only to the American Depositary Shares (“ADS”) representing ordinary shares (“ordinary shares”) of Freeline Therapeutics Holdings plc described below and should be read together with the preliminary prospectus dated August 3, 2020 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-239938) relating to these ADS. The following information supplements and updates the information contained in the Preliminary Prospectus. The most recent preliminary prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1810031/000119312520207194/d857852df1a.htm. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

Initial public offering price	$18.00 per ADS

Offering	We are offering 8,823,529 ADS, each ADS representing one ordinary share.

Option to purchase additional ADS	We have granted to the underwriters the option, exercisable for 30 days from the date of this free writing prospectus, to purchase up to 1,323,529 additional ADS from us.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $143.1 million, or $165.2 million if the underwriters exercise their option to purchase additional ADSs in full, based on the initial public offering price of $18.00 per ADS.

We currently intend to use the net proceeds from this offering, together with our existing cash, as follows:

•   approximately $95.0 million to $105.0 million to fund further clinical and CMC development of our product candidates, including (i) the completion of our ongoing Phase 1/2 B-AMAZE clinical trial of our lead product candidate, FLT180a as well as the enrollment of at least an additional 20 patients in our planned Phase 2b/3 pivotal clinical trial of FLT180a, (ii) the completion of the dose escalation portion of our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190, and (iii) further progressing our FLT201 program, including commencing clinical trials to study the efficacy and safety of this product candidate; and

•   the balance for other general corporate purposes, including general and administrative expenses and working capital.

Dilution	Based on the initial public offering price of $18.00 per ADS, investors in this offering will experience immediate dilution of $8.71 per ADS, representing the difference between the initial public offering price and our as further adjusted net tangible book value per share after giving effect to this offering.

Ordinary Shares to be outstanding after this offering

34,744,687 ordinary shares, based on 25,921,158 ordinary shares outstanding as of August 1, 2020, after giving effect to the issuance of an aggregate of 46,515,834 of our Series C preferred shares in June 2020 pursuant to the Series C Financing, which will be redesignated as ordinary shares upon the completion of this offering, and the corporate reorganization, and after giving effect to the issuance of the ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes:

•   2,424,156 ordinary shares issuable upon the exercise of options granted on July 13, 2020 in connection with our Series C Financing, with an exercise price of $12.82 per share;

•   1,152,685 ordinary shares underlying the number of grants we will issue at a strike price of $18.00, the initial public offering price per ADS, in connection with this offering to certain of our employees, or the IPO Grants;

•   3,474,469 ordinary shares authorized for future issuance under our 2020 Omnibus Incentive Plan, or the 2020 Plan, adopted in connection with this offering (inclusive of shares reserved in respect of the IPO Grants); and

•   347,447 ordinary shares authorized for future issuance under our 2020 Employee Share Purchase Plan, or the 2020 ESPP, adopted in connection with this offering.

Freeline Therapeutics Holdings plc (“Freeline” or “the Company”) has filed a registration statement (including a preliminary prospectus) on Form F-1 (File No. 333-239938) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents Freeline has filed with the SEC for more complete information about the Company and this offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectuseq_fi@jpmchase.com; Morgan Stanley & Co. LLC, at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by e-mail at: ecm.prospectus@evercore.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.